THE TORO COMPANY

CERTIFICATE OF ADJUSTED PURCHASE PRICE OR NUMBER OF SHARES

     The undersigned hereby certifies that he is the duly elected, qualified and acting Vice President, Secretary and General Counsel of The Toro Company, a Delaware corporation (the “Company”), and pursuant to Section 12 of that certain Rights Agreement (the “Rights Agreement”) dated as of May 20, 1998 between the Company and Wells Fargo Bank Minnesota, N.A. f/k/a Norwest Bank of Minnesota, N.A., as Rights Agent (the “Rights Agent”), hereby certifies to the Rights Agent as follows:

     1.     The Board of Directors of the Company approved on March 20, 2003 a two-for-one split of the shares of its common stock, par value $1.00 per share (the “Common Shares”), which was effected in the form of a 100 percent stock dividend (the “Stock Split”). Holders of the Company’s Common Shares received one additional Common Share for every Common Share held on the record date of April 1, 2003, payable April 14, 2003.

     2.     In connection with the Stock Split, pursuant to the Rights Agreement, the Board of Directors of the Company determined that certain adjustments to the terms of the Rights issued pursuant to the Rights Agreement were appropriate in order to preserve, without increasing or decreasing, the benefits accruing to the holders of the Rights following the Stock Split.

     3.     Pursuant to Section 11(n) of the Rights Agreement, the number of Preferred Shares (as defined in the Rights Agreement) purchasable upon the exercise of each Right was decreased from one one-hundredth of a Preferred Share to one two-hundredth of a Preferred Share.

     4.     Pursuant to Section 11(n) of the Rights Agreement, the number of outstanding Rights was increased by 100% such that each Common Share outstanding immediately after the Stock Split shall have issued with respect to it one Right.

     5.     Pursuant to Section 23 of the Rights Agreement, the Redemption Price of each Right was decreased by one-half from $0.01 to $0.005.

     6.     Pursuant to the Certificate of Designations setting forth the rights, preferences and limitations of the Preferred Shares, as a result of the Stock Split, each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 200 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $200 per share but will be entitled to an aggregate payment of 200 times the payment made per Common Share. Each Preferred Share will have 200 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 200 times the amount received per Common Share.

     7.     As of the date hereof, a Distribution Date has not occurred.

     8.     Capitalized terms used and not defined herein have the meanings given to them in the Rights Agreement.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate this 14th day of April, 2003.

By:	/s/ J. LAWRENCE MCINTYRE J. Lawrence McIntyre Vice President, Secretary and General Counsel